Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192449

PROSPECTUS

2,898,601 Shares

Class A Common Stock

This prospectus relates to the resale by certain selling security holders of Cinedigm Corp. (the “Company”) of 2,898,601 shares of our Class A common stock, par value $0.001 per share (the “Common Stock”), issued in October 2013 in private placements, including 1,500,000 shares of Common Stock subject to outstanding warrants.

The selling security holders may offer to sell the shares of Common Stock being offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices.

The shares of Common Stock are listed for trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “CIDM”.  On February 10, 2014, the last reported sale price of the Common Stock on Nasdaq was $2.94 per share.

We will not receive any proceeds from the resale of shares of Common Stock by the selling security holders.  However, we will receive proceeds if any selling security holders exercise their warrants and the exercise price is paid in cash. We will pay the expenses of this offering.

The Company currently has effective Registration Statements on Form S-3 relating to the resale of its securities by various selling security holders, pursuant to which, to the best of the Company’s knowledge, 22,279,318 shares of Class A Common Stock remain available for resale.

See “Risk Factors” beginning on page 7 for a discussion of factors that you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

February 10, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) utilizing a shelf registration process.  Under this shelf registration process, selling stockholders may, from time to time, offer and sell shares of the Common Stock pursuant to this prospectus.  It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making a decision whether to invest in the Common Stock.  You should also read and consider the information contained in the documents that we have incorporated by reference as described in “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” in this prospectus.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement, including the information incorporated by reference.  We have not authorized anyone to provide you with additional or different information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  We are not offering to sell or soliciting offers to buy, and will not sell, any securities in any jurisdiction where it is unlawful.  You should assume that the information contained in this prospectus or in any prospectus supplement, as well as information contained in a document that we have previously filed or in the future will file with the SEC and incorporate by reference in this prospectus or any prospectus supplement, is accurate only as of the date of this prospectus, the applicable prospectus supplement or the document containing that information, as the case may be.  Our financial condition, results of operations, cash flows or business may have changed since that date.

The Company currently has the following effective Registration Statements on Form S-3 relating to the resale of its securities by various selling security holders, pursuant to which, to the best of the Company’s knowledge, the following shares of Class A Common Stock remain available for resale: No. 333-136998, 66,344 shares; No. 333-146335, 1,570,266 shares; No. 333-150661, 320,807 shares; No. 333-153467, 1,320,000 shares; and No. 333-166061, 17,948,633 shares; No. 333-176017, 4,338,750 shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed charges.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its charges.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 (the “Securities Act”) with respect to our securities described in this prospectus.  References to the “registration statement” or the “registration statement of which this prospectus is a part” mean the original registration statement and all amendments, including all schedules and exhibits.  This prospectus does not, and any prospectus supplement will not, contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC.  Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus or a prospectus supplement.  The registration statement is available to the public over the Internet at the SEC’s web site described above and can be read and copied at the location described above.

Each statement made in this prospectus or any prospectus supplement concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a complete description of its provisions.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information contained in other documents filed separately with the SEC. This means that we can disclose important information to you by referring you to other documents filed with the SEC that contain such information. The information incorporated by reference is an important part of this prospectus and prospectus supplement. Information disclosed in documents that we file later with the SEC will automatically add to, update and change information previously disclosed. If there is additional information in a later filed document or a conflict or inconsistency between information in this prospectus or a prospectus supplement and information incorporated by reference from a later filed document, you should rely on the information in the later dated document.

We incorporate by reference the documents listed below (and the documents incorporated by reference therein) that we have previously filed, any documents that we may file after the date of this registration statement and prior to the effectiveness of this registration statement, and any documents that we may file in the future, with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offerings contemplated by this prospectus are completed:

•	our annual report on Form 10-K for the fiscal year ended March 31, 2013, filed with the SEC on June 20, 2013 (the “2013 Form 10-K”);
•	our quarterly report on 10-Q for the fiscal period ended June 30, 2013, filed with the SEC on August 14, 2013;
•	our quarterly report on 10-Q for the fiscal period ended September 30, 2013, filed with the SEC on November 14, 2013;
•	our current report on Form 8-K, dated June 26, 2013, filed with the SEC on June 28, 2013;
•	our current report on Form 8-K, dated August 22, 2013, filed with the SEC on August 28, 2013;
•	our current report on Form 8-K, dated September 19, 2013, filed with the SEC September 25, 2013;
•	our current report on Form 8-K, dated October 16, 2013, filed with the SEC October 17, 2013;
•	our current report on Form 8-K, dated October 18, 2013, filed with the SEC October 18, 2013;
•	our current report on Form 8-K, dated October 23, 2013, filed with the SEC October 23, 2013;
•	our current report on Form 8-K/A, dated December 31, 2013, filed with the SEC December 31, 2013;
•	our current report on Form 8-K/A, dated January 16, 2014, filed with the SEC January 16, 2014;
•
the portions of our annual proxy statement relating to our annual meeting of stockholders held on September 19, 2013, filed with the SEC on July 29, 2013, that have been incorporated by reference into the 2013 Form 10-K;

•	the description of our Class A common stock contained in our Registration Statement on Form 8-A (File No. 000-51910), filed with the SEC under Section 12 of the Exchange Act on April 12, 2006; and
•	the description of our Class A common stock contained in our amendment no. 1 on Form 8-A (File No. 001-31810), filed with the SEC under Section 12 of the Exchange Act on October 6, 2009.

Any statement made in this prospectus, a prospectus supplement or a document incorporated by reference in this prospectus or a prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus and any applicable prospectus supplement to the extent that a statement contained in an amendment to the registration statement, any subsequent prospectus supplement or in any other subsequently filed document incorporated by reference herein or therein adds, updates or changes that statement. Any statement so affected will not be deemed, except as so affected, to constitute a part of this prospectus or any applicable prospectus supplement.

You may obtain a copy of these filings, excluding exhibits (but including exhibits that are specifically incorporated by reference in any such filing), free of charge, by oral or written request directed to: Cinedigm Corp., 902 Broadway, 9th Floor, New York, NY 10010, Attention:  General Counsel, Telephone (212) 206-8600.

FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus or incorporated by reference into this prospectus constitute “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements are based on current expectations and are indicated by words or phrases such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “plan,” “intend” or “anticipate” or the negative thereof or comparable terminology, or by discussion of strategy.  Forward-looking statements represent as of the date of this prospectus our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us.  Such forward-looking statements are based largely on our current expectations and are inherently subject to risks and uncertainties.  Our actual results could differ materially from those that are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to, a number of factors, such as:

•	successful execution of our business strategy, particularly for new endeavors;
•	the performance of our targeted markets;
•	competitive product and pricing pressures;
•	changes in business relationships with our major customers;
•	successful integration of acquired businesses;
•	economic and market conditions;
•	the effect of our indebtedness on our financial condition and financial flexibility, including, but not limited to, the ability to obtain necessary financing for our business; and
•	the other risks and uncertainties that are described under “Risk Factors” and elsewhere in this prospectus and from time to time in our filings with the SEC.

Except as otherwise required to be disclosed in periodic and current reports required to be filed by public companies with the SEC pursuant to the SEC's rules, we have no duty to update these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks and uncertainties, we cannot assure you that the forward-looking information contained in this prospectus will in fact transpire.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, any prospectus supplement and the documents incorporated by reference.  It does not contain all of the information that you should consider before making a decision to invest in the Common Stock.  You should read carefully the entire prospectus, any applicable prospectus supplement and the documents incorporated by reference, including “Risk Factors” and the Consolidated Financial Statements and Notes thereto included elsewhere or incorporated by reference in this prospectus or any prospectus supplement.

In this prospectus, “Cinedigm”, “we,” “us,” “our” and the “Company” refer to Cinedigm Corp. and its subsidiaries unless the context otherwise requires.

OUR BUSINESS

OVERVIEW

Cinedigm Corp., formerly known as Cinedigm Digital Cinema Corp., was incorporated in Delaware on March 31, 2000. (“Cinedigm”, and collectively with its subsidiaries, the “Company”).

Over the past decade, the Company has played a significant role in the digital distribution revolution that continues to transform the media landscape. In addition to its pioneering role in transitioning almost 12,000 movie screens from traditional film prints to digital distribution, the Company continues to advance worldwide cinema modernization with its suite of software products allowing exhibitors and distributors to manage their digital businesses with efficiency, insight and lower costs. And, as a leading distributor of independent content, the Company collaborates with producers and the exhibition community to market, source, curate and distribute quality content to targeted and profitable audiences through (i) theatrical releases, (ii) existing and emerging digital home entertainment platforms, including iTunes, Amazon Prime, Netflix, Xbox, Playstation, and cable video-on-demand and (iii) physical goods, including DVD and Blu-ray.

The Company reports its financial results in four primary segments as follows: (1) the first digital cinema deployment (“Phase I Deployment”), (2) the second digital cinema deployment (“Phase II Deployment”), (3) digital cinema services (“Services”) and (4) media content and entertainment (“Content & Entertainment”).  The Phase I Deployment and Phase II Deployment segments are the non-recourse, financing vehicles and administrators for the Company's digital cinema equipment (the “Systems”) installed in North American movie theatres.  The Services segment provides services, software and support to the Phase I Deployment and Phase II Deployment segments as well as directly to exhibitors and other third party customers.  Included in these services are Systems management services for a specified fee via service agreements with Phase I Deployment and Phase II Deployment as well as third party exhibitors as buyers of their own digital cinema equipment; and software license, maintenance and consulting services to Phase I and Phase II Deployment, various other exhibitors, studios and other content organizations.  These services primarily facilitate the conversion from analog to digital cinema and have positioned the Company at what it believes to be the forefront of a rapidly developing industry relating to the distribution and management of digital cinema and other content to theatres and other remote venues worldwide.  The Content & Entertainment segment provides content marketing and distribution services in both theatrical and ancillary home entertainment markets to alternative and independent movie content owners and to theatrical exhibitors.

OUR PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 902 Broadway, 9th Floor, New York, NY 10010, and our telephone number is 212-206-8600.  Our e-mail address is info@cinedigm.com and our web site address is www.cinedigm.com. Information accessed on or through our web site does not constitute a part of this prospectus.

THE OFFERING

Class A common stock offered by selling security holders	2,898,601 shares (1)

Common stock equivalents presently outstanding	64,565,196 shares (2)

Common stock equivalents to be outstanding immediately after this offering	66,065,196 shares (3)

Use of proceeds
We will not receive any proceeds from the resale of shares of Common Stock by the selling security holders. However, we will receive proceeds if any selling security holders exercise their warrants and the exercise price is paid in cash.

Nasdaq symbol	CIDM

(1)	Includes 1,398,601 shares of Common Stock and 1,500,000 shares of Common Stock subject to outstanding warrants.

(2)
As of February 7,  2014, (a) includes 64,565,196 shares of Common Stock outstanding and (b) excludes (i) 5,465,461 shares subject to outstanding stock options under the Second Amended and Restated Cinedigm 2000 Equity Incentive Plan (the “Plan”), (ii) 5,120,000 shares subject to outstanding stock options outside of the Plan, and (iii) 16,525,000 shares subject to outstanding warrants and 1,500,000 shares subject to outstanding warrants, which shares are offered by this prospectus.

(3)
As of February 7,  2014, (a) includes (i) 64,565,196 shares of Common Stock outstanding and (ii) 1,500,000 shares subject to outstanding warrants, which shares are offered by this prospectus, and (b) excludes (i) 5,465,461 shares subject to outstanding stock options under the Plan, (ii) 5,120,000 shares subject to outstanding stock options outside of the Plan, and (iii) 16,525,000 shares subject to outstanding warrants.

This prospectus contains our trademarks, tradenames and servicemarks and also contains certain trademarks, tradenames and servicemarks of other parties.

_________________

RISK FACTORS

An investment in our securities involves a high degree of risk and uncertainty.  You should carefully consider the risks described below and  in the accompanying prospectus before deciding to invest in our securities.  The risks described are not the only ones facing our company.  Additional risks not presently known to us or that we presently consider immaterial may also adversely affect our company.  If any of the risks described occur, our business, financial condition, results of operations and prospects could be materially adversely affected.  In that case, the trading price of our securities could decline, and you could lose all or part or your investment.  In assessing these risks, you should also refer to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks relating to the business

An inability to obtain necessary financing may have a material adverse effect on our financial position, operations and prospects if unanticipated capital needs arise.

Our capital requirements may vary significantly from what we currently project and be affected by unforeseen delays and expenses. We may experience problems, delays, expenses and difficulties frequently encountered by similarly-situated companies, as well as difficulties as a result of changes in economic, regulatory or competitive conditions. If we encounter any of these problems or difficulties or have underestimated our operating losses or capital requirements, we may require significantly more financing than we currently anticipate. We cannot assure you that we will be able to obtain any required additional financing on terms acceptable to us, if at all. An inability to obtain necessary financing could have a material adverse effect on our financial position, operations and prospects.

Our credit agreement (the “Company Credit Agreement”) with Société Générale  (“SG”) and certain other lenders contains certain restrictive covenants that restrict the Company and certain of its subsidiaries from, among other things, (with certain specified exceptions)  making certain capital expenditures, incurring other indebtedness or liens, engaging in a new line of business, selling certain assets, acquiring, consolidating with, or merging with or into other companies and entering into transactions with affiliates.  The Company Credit Agreement is with full recourse to the Company and to certain of its subsidiaries that guaranteed the Company’s obligations, including Cinedigm Entertainment Holdings, LLC, Hollywood Software, Inc. and Vistarchiara Productions, Inc.   Our Phase I credit agreement (the “Phase I Credit Agreement”) with SG and certain other lenders contains certain restrictive covenants that restrict our indirect subsidiary, Cinedigm Digital Funding I, LLC (“CDF I”) and its subsidiaries from, among other things, (with certain specified exceptions) making certain capital expenditures, incurring other indebtedness or liens, engaging in a new line of business, selling certain assets, acquiring, consolidating with, or merging with or into other companies and entering into transactions with affiliates. The Phase I Credit Agreement is non-recourse to the Company and our other subsidiaries. In February 2013, Cinedigm DC Holdings LLC (“DC Holdings LLC”), our wholly-owned subsidiary to which we transferred our business of servicing digital cinema projection systems, entered into a term loan agreement (the “Prospect Loan”) with Prospect Capital Corporation (“Prospect”) which restricts DC Holdings LLC and its subsidiaries (including CDF I) from, among other things, (with certain specified exceptions) making certain capital expenditures, incurring other indebtedness or liens, engaging in a new line of business, selling certain assets, acquiring, consolidating with, or merging with or into other companies and entering into transactions with affiliates. The Prospect Loan is non-recourse to the Company and our other subsidiaries, except for Access DM (which is a wholly-owned subsidiary of DC Holdings LLC) and Access Digital Cinema Phase 2, Corp. ("ADCP2"), each of which guaranteed the obligations of DC Holdings LLC to Prospect. In addition, the Company provided a limited recourse guaranty pursuant to which the Company guaranteed certain representations and warranties and performance obligations with respect to the Prospect Loan in favor of the collateral agent and the administrative agent for the Prospect Loan. Our indirect subsidiary, Phase 2 B/AIX has entered into several credit agreements (the “KBC Agreements”) with KBC pursuant to which KBC has financed the acquisition of digital cinema projection systems purchased from Barco, Inc. to be installed at various theatre locations. The non-recourse KBC Agreements restrict Phase 2 B/AIX from, among other things, (with certain specified exceptions) incurring liens, disposing of certain assets outside the ordinary course of business, merging or consolidating with other entities, changing its line of business and making payments (including dividends) to affiliates. The KBC Agreements are non-recourse to the Company and its subsidiaries other than Phase 2 B/AIX and are consolidated by the Company similarly to CDF I. In October, 2011, we began earning fees under a management services agreement with CDF2 Holdings, an indirect wholly-owned, non-consolidated variable interest entity that is intended to be a special purpose, bankruptcy remote entity, and CDF 2, a wholly-owned subsidiary of CDF2 Holdings.  The revenues under this management service agreement were assigned to DC Holdings LLC as of February 28, 2013.  CDF2 financed certain digital systems under its credit agreement with SG and certain other lenders (the “Phase II Credit Agreement”). The Phase II Credit Agreement contains certain restrictive covenants that restrict CDF2 Holdings, CDF 2 and their subsidiaries from, among other things, (with certain specified exceptions) making certain capital expenditures, incurring other indebtedness or liens, engaging in a new line of business, selling certain assets, acquiring, consolidating with, or merging with or into other companies and entering into transactions with affiliates. The Phase II Credit Agreement is non-recourse to the Company and our other subsidiaries. The digital cinema projection systems that CDF 2 partially finances by borrowing under the Phase II Credit Agreement are acquired directly from the manufacturers and are sold to and leased back by CDF 2 Holdings from CHG-Meridian U.S. Finance, Ltd. (“CHG”) pursuant to a Master Lease Agreement and related documents (the “CHG Lease”). The CHG Lease contains certain restrictive covenants that restrict CDF2 Holdings from, among other things, (with certain specified exceptions) incurring liens on the leased digital cinema systems and from subleasing, assigning, modifying or altering such systems. The CHG Lease is non-recourse to the Company and our other subsidiaries.  CDF 2 Holdings is not consolidated by the Company, as the Company does not exercise control over CDF 2  Holdings. CDF2 Holdings is managed and controlled exclusively by the three managers, including, a third party, which also has an economic interest in CDF2 Holdings, along with an independent third party manager, that must approve, among other things, the annual operating budget and capital budget, engaging in new business or activities and certain transactions that significantly impact CDF 2 Holdings’ economic performance. The Company's risk is limited to our initial investment and revenues that could be earned under the management services agreement (which revenues have, as mentioned above, been assigned to DC Holdings LLC).

We face the risks of doing business in new and rapidly evolving markets and may not be able successfully to address such risks and achieve acceptable levels of success or profits.

We have encountered and will continue to encounter the challenges, uncertainties and difficulties frequently experienced in new and rapidly evolving markets, including:

•	limited operating experience;
•	net losses;
•	lack of sufficient customers or loss of significant customers;
•	a changing business focus; and
•	difficulties in managing potentially rapid growth.

We expect competition to be intense: if we are unable to compete successfully, our business and results of operations will be seriously harmed.

The markets for the digital cinema business and the content marketing business are competitive, evolving and subject to rapid technological and other changes. We expect the intensity of competition in each of these areas to increase in the future. Companies willing to expend the necessary capital to create facilities and/or software similar to ours may compete with our business. Increased competition may result in reduced revenues and/or margins and loss of market share, any of which could seriously harm our business. In order to compete effectively in each of these fields, we must differentiate ourselves from competitors.

Many of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than we do, which may permit them to adopt aggressive pricing policies. As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues and our results of operations. Many of our competitors also have significantly greater name and brand recognition and a larger customer base than us. If we are unable to compete successfully, our business and results of operations will be seriously harmed.

Our plan to acquire additional businesses involves risks, including our inability to complete an acquisition successfully, our assumption of liabilities, dilution of your investment and significant costs.

Strategic and financially appropriate acquisitions are a key component of our growth strategy. Although there are no other acquisitions identified by us as probable at this time, we may make further acquisitions of similar or complementary businesses or assets.  Even if we identify appropriate acquisition candidates, we may be unable to negotiate successfully the terms of the acquisitions, finance them, integrate the acquired business into our then existing business and/or attract and retain customers.  Completing an acquisition and integrating an acquired business may require a significant diversion of management time and resources and involves assuming new liabilities.  Any acquisition also involves the risks that the assets acquired may prove less valuable than expected and/or that we may assume unknown or unexpected liabilities, costs and problems.  If we make one or more significant acquisitions in which the consideration consists of our capital stock, your equity interest in the Company could be diluted, perhaps significantly.  If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, or obtain additional financing to consummate them.

Our previous acquisitions involve risks, including our inability to integrate successfully the new businesses and our assumption of certain liabilities.

Our acquisition of these businesses and their respective assets also involved the risks that the businesses and assets acquired may prove to be less valuable than we expected and/or that we may assume unknown or unexpected liabilities, costs and problems.  In addition, we assumed certain liabilities in connection with these acquisitions and we cannot assure you that we will be able to satisfy adequately such assumed liabilities.  Other companies that offer similar products and services may be able to market and sell their products and services more cost-effectively than we can.

If we do not manage our growth, our business will be harmed.

We may not be successful in managing our growth. Past growth has placed, and future growth will continue to place, significant challenges on our management and resources, related to the successful integration of the newly acquired businesses. To manage the expected growth of our operations, we will need to improve our existing, and implement new, operational and financial systems, procedures and controls. We may also need to expand our finance, administrative, client services and operations staffs and train and manage our growing employee base effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Our business, results of operations and financial position will suffer if we do not effectively manage our growth.

If we are not successful in protecting our intellectual property, our business will suffer.

We depend heavily on technology to operate our business. Our success depends on protecting our intellectual property, which is one of our most important assets. We have intellectual property consisting of:

•	licensable software products;
•	rights to certain domain names;
•	registered service marks on certain names and phrases;
•	various unregistered trademarks and service marks;
•	know-how;
•	rights to certain logos; and
•	a pending patent application with respect to certain of our software.

If we do not adequately protect our intellectual property, our business, financial position and results of operations would be harmed. Our means of protecting our intellectual property may not be adequate. Unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as proprietary. In addition, competitors may be able to devise methods of competing with our business that are not covered by our intellectual property. Our competitors may independently develop similar technology, duplicate our technology or design around any intellectual property that we may obtain.

The success of some of our business operations depends on the proprietary nature of certain software. We do not, however, have patents with respect to much of our software. Because there is no patent protection in respect of much of our software, other companies are not prevented from developing and marketing similar software. We cannot assure you, therefore, that we will not face more competitors or that we can compete effectively against any companies that develop similar software. We also cannot assure you that we can compete effectively or not suffer from pricing pressure with respect to our existing and developing products that could adversely affect our ability to generate revenues. Further, our pending patent application may not be issued and if issued may not be broad enough to protect our rights, or if such patent is issued such patent could be successfully challenged.

Although we hold rights to various web domain names, regulatory bodies in the United States and abroad could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to or diminish the value of our proprietary rights.

Our substantial debt and lease obligations could impair our financial flexibility and restrict our business significantly.

We now have, and will continue to have, significant debt obligations.  In October 2013, we entered into the Company Credit Agreement pursuant to which we borrowed Term Loans in the aggregate amount of $25 million and may borrow revolving loans and have letters of credit issued in an aggregate amount at any one time outstanding not to exceed $30 million.   The obligations under the Company Credit Agreement are with full recourse to the Company and to certain of its subsidiaries that guaranteed the Company’s obligations, including Cinedigm Entertainment Holdings, LLC, Hollywood Software, Inc. and Vistarchiara Productions, Inc.

We had other loans payable to third parties with principal amounts aggregating $ 217.3 million as of September 30, 2013 which are non-recourse and not guaranteed by the Company or our subsidiaries, other than CDF I with respect to the Phase I Credit Agreement, DC Holdings LLC, AccessDM and ADCP2 with respect to the Prospect Loan, Phase 2 B/AIX with respect to the KBC Agreements and CDF2 Holdings and CDF 2 with respect to the Phase II Credit Agreement and CHG Lease.  In connection with the Prospect Loan, the Company provided a limited recourse guaranty pursuant to which the Company guaranteed certain representations and warranties and performance obligations with respect to the Prospect Loan in favor of the collateral agent and the administrative agent for the Prospect Loan.

We also had a capital lease obligation covering a facility with an aggregate principal amount of $4.5 million as of September 30, 2013.  In May 2011, the Company completed the sale of certain assets and liabilities of the Pavilion Theatre and from that point forward, it has not been operated by the Company.  The Company has remained the primary obligor on the Pavilion capital lease and therefore, the capital lease obligation and the related assets under the capital lease continue to remain with the Company as of September 30, 2013.  The Company has, however, entered into a sub-lease agreement with the unrelated third party purchaser who makes all payments related to the lease and as such, the Company has no continuing involvement in the operation of the Pavilion Theatre.

In February 2013,  DC Holdings LLC, our wholly-owned subsidiary, entered into the Prospect Loan in the aggregate principal amount of $70.0 million. Additionally, in February 2013, CDF I, our indirect wholly-owned subsidiary that is intended to be a special purpose, bankruptcy remote entity, amended and restated the Phase I Credit Agreement, pursuant to which it borrowed $130 million of which $5.0 million was assigned to DC Holding LLC. Phase 2 B/AIX, our indirect wholly-owned subsidiary, has entered into the KBC Agreements pursuant to which it has borrowed $63.1 million in the aggregate.  As of September 30, 2013 the outstanding principal balance under the KBC Agreements was $39.0 million in the aggregate.

The obligations and restrictions under the Company Credit Agreement, the Phase I Credit Agreement, the Prospect Loan, the KBC Agreements and our other debt obligations could have important consequences for us, including:

•	limiting our ability to obtain necessary financing in the future; and
•
requiring us to dedicate a substantial portion of our cash flow to payments on our debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements or expansion of our business.

CDF 2 and CDF2 Holdings are our indirect wholly-owned, non-consolidated VIEs that are intended to be special purpose, bankruptcy remote entities. CDF 2 has entered into the Phase II Credit Agreement, pursuant to which it borrowed $63.2 million in the aggregate. As of September 30, 2013, the outstanding balance under the Phase II Credit Agreement, which includes interest payable, was $55.6 million. CDF2 Holdings has entered into the CHG Lease pursuant to which CHG provided sale/leaseback financing for digital cinema projection systems that were partially financed by the Phase II Credit Agreement in an amount of approximately $53.2 million in the aggregate.  These facilities are non-recourse to the Company and our subsidiaries, excluding the Company's VIEs,  CDF 2 and CDF2 Holdings, as the case may be. Although the Phase II financing arrangements undertaken by CDF 2 and CDF 2 Holdings are important to the Company with respect to the success of its Phase II Deployment, the Company's financial exposure related to the debt of CDF 2 and CDF2 Holdings is limited to the $2.0 million initial investment it made into CDF 2 and CDF2 Holdings. As a result of operating losses for the six months ended September 30, 2013, the investment in the equity of Holdings is $0 as of September 30, 2013.

The obligations and restrictions under the Phase II Credit Agreement and the CHG Lease could have important consequences for CDF 2 and CDF2 Holdings, including:

•	Limiting their ability to obtain necessary financing in the future; and
•	requiring them to dedicate a substantial portion of their cash flow to payments on their debt obligations, thereby reducing the availability of their cash flow for other uses.

If we are unable to meet our lease and non-recourse debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations and in the event of such default, our lenders could accelerate our debt or take other actions that could restrict our operations.

The foregoing risks would be intensified to the extent we borrow additional money or incur additional debt.

The agreements governing the financing of our Phase I Deployment and part of our Phase II Deployment, the Company Credit Agreement and the Prospect Loan impose certain limitations on us.

The Phase I Credit Agreement governing the financing of our Phase I Deployment restricts the ability of CDF I and its existing and future subsidiaries to, among other things:

•	make certain capital expenditures and investments;
•	incur other indebtedness or liens;
•	engage in a new line of business;
•	sell assets;
•	acquire, consolidate with, or merge with or into other companies; and
•	enter into transactions with affiliates.

One or more of the KBC Agreements governing part of the financing of our Phase II Deployment restrict the ability of Phase 2 B/AIX to, among other things:

•	dispose of or incur other liens on the digital cinema projection systems financed by KBC;
•	engage in a new line of business;
•	sell assets outside the ordinary course of business or on other than arm's length terms;
•	make payments to majority owned affiliated companies; and
•	consolidate with, or merge with or into other companies.

The Company Credit Agreement restricts the ability of the Company and its subsidiaries that have guaranteed the obligations under the Company Credit Agreeement, subject to certain exceptions, to, among other things:

•	make certain capital expenditures and investments;
•	incur other indebtedness or liens;
•	create or acquire subsidiaries which do not guarantee the obligations or foreign subsidiaries;
•	engage in a new line of business;
•	pay dividends;
•	sell assets;
•	amend certain agreements;
•	acquire, consolidate with, or merge with or into other companies; and
•	enter into transactions with affiliates.

The agreements governing the Prospect Loan restrict the ability of DC Holdings LLC and its subsidiaries, subject to certain exceptions, to, among other things:

•	make certain capital expenditures and investments;
•	incur other indebtedness or liens;
•	engage in a new line of business;
•	sell assets;
•	acquire, consolidate with, or merge with or into other companies; and
•	enter into transactions with affiliates.

The agreements governing the financing of other parts of our Phase II Deployment impose certain limitations which may affect our Phase 2 deployment.

The Phase II Credit Agreement governing part of the financing of part of our Phase II Deployment that has not been financed by the KBC Agreements restricts the ability of CDF 2, CDF2 Holdings and their existing and future subsidiaries to, among other things:

•	make certain capital expenditures and investments;
•	incur other indebtedness or liens;
•	engage in a new line of business;
•	sell assets;
•	acquire, consolidate with, or merge with or into other companies; and
•	enter into transactions with affiliates.

The CHG Lease governing part of the financing of part of our Phase II Deployment restricts the ability of CDF2 Holdings to, among other things:

•	incur liens on the digital cinema projection systems financed; and
•	sublease, assign or modify the digital cinema projection systems financed.

We may not be able to generate the amount of cash needed to fund our future operations.

Our ability either to make payments on or to refinance our indebtedness, or to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future.  Our ability to generate cash is in part subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, subsequent borrowings and loan and credit agreement terms will be adequate to meet our future liquidity needs through at least September 30, 2014.  Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity or capital requirements.  If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as:

•	reducing capital expenditures;
•	reducing research and development efforts;
•	selling assets;
•	restructuring or refinancing our remaining indebtedness; and
•	seeking additional funding.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that we will be able to make future borrowings in amounts sufficient to enable us to pay the principal and interest on our current indebtedness or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness on or before maturity.  We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We have incurred losses since our inception.

We have incurred losses since our inception in March 2000 and have financed our operations principally through equity investments and borrowings.  As of September 30, 2013, we had negative working capital, defined as current assets less current liabilities, of $24.2 million, and cash and cash equivalents and restricted cash totaling $19.1 million; we had an accumulated deficit of $254.8 million as of September 30, 2013; however, we generated $16.7 million of net cash from operating activities for the six months ended September 30, 2013.

Our net losses and cash outflows may increase as and to the extent that we increase the size of our business operations, increase our sales and marketing activities, increase our content distribution rights acquisition activities, enlarge our customer support and professional services and acquire additional businesses.  These efforts may prove to be more expensive than we currently anticipate which could further increase our losses.  We must continue to increase our revenues in order to become profitable.  We cannot reliably predict when, or if, we will become profitable.  Even if we achieve profitability, we may not be able to sustain it.  If we cannot generate operating income or positive cash flows in the future, we will be unable to meet our working capital requirements.

Many of our corporate actions may be controlled by our officers, directors and principal stockholders; these actions may benefit these principal stockholders more than our other stockholders.

As of November 1, 2013, our directors, executive officers and principal stockholders, those known by the Company to beneficially own more than 5% of the outstanding shares of the Company's Common Stock, beneficially own, directly or indirectly, in the aggregate, approximately 48% of our outstanding Common Stock.  In particular, Chris McGurk, our Chairman and Chief Executive Officer, owns 199,615 shares of Common Stock and has stock options to purchase 6,000,000 shares of Common Stock. 4,500,000 of such options began vesting in thirds starting in December 2011 and will finish in December 2013 and 1,500,000 of such options vest in thirds in March of each of 2015, 2016 and 2017. If all the options were exercised, Mr. McGurk would own 6,199,615 shares or approximately 8.9% of the then-outstanding Common Stock. In addition, an affiliate of Sageview Capital L.P. (“Sageview”) owns 216,109 shares of Common Stock and warrants to purchase 16,000,000 shares of Class A Common Stock. If such warrants are exercised, Sageview would own approximately 20.3% of the then-outstanding Common Stock.  Laura Nisonger Sims, a member of our board of directors, is a principal of Sageview.

These stockholders will have significant influence over our business affairs, with the ability to control matters requiring approval by our security holders, including elections of directors and approvals of mergers or other business combinations.  Also, certain corporate actions directed by our officers may not necessarily inure to the proportional benefit of other stockholders of our company.

Our success will significantly depend on our ability to hire and retain key personnel.

Our success will depend in significant part upon the continued performance of our senior management personnel and other key technical, sales and creative personnel. We do not currently have significant “key person” life insurance policies for any of our employees.  We have entered into employment agreements with three of our top executive officers, all of which will terminate within the next 12 months unless renewed. If we lose one or more of our key employees, we may not be able to find a suitable replacement(s) and our business and results of operations could be adversely affected. In addition, competition for key employees necessary to create and distribute our entertainment content and software products is intense and may grow in the future. Our future success will also depend upon our ability to hire, train, integrate and retain qualified new employees and our inability to do so may have an adverse impact upon our business, financial condition, operating results, liquidity and prospects for growth.

If the market price of our Common Stock declines, we may not be able to maintain our listing on the Nasdaq Global Market which may impair our financial flexibility and restrict our business significantly.

The stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies that may be unrelated or disproportionate to the operating results of such companies. These broad market movements may adversely affect the market price of the Common Stock. The Common Stock is presently listed on Nasdaq. Although we are not currently in jeopardy of delisting, we cannot assure you that we will meet the criteria for continued listing and our common stock could become delisted. Any such delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the loss of confidence in our financial stability by suppliers, customers and employees. If the Common Stock is delisted from Nasdaq, we may face a lengthy process to re-list the Common Stock, if we are able to re-list the Common Stock at all, and the liquidity that Nasdaq provides will no longer be available to investors.

While we believe we currently have effective internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement it required us to include in our Form 10-K annual reports by our management regarding the effectiveness of our internal control over financial reporting. The report included, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. The assessment did not result in the disclosure of any material weaknesses in our internal control over financial reporting identified by management. During this process, if our management identified one or more material weaknesses in our internal control over financial reporting that cannot be remediated in a timely manner, we would not be unable to assert such internal control as effective. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting with the applicable policies or procedures may deteriorate. If, in the future, we are unable to conclude that our internal control over financial reporting is effective (or if our independent auditors disagree with our conclusion), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

If we do not respond to future advances in technology and changes in customer demands, our financial position, prospects and results of operations may be adversely affected.

The demand for our Systems and other assets in connection with our digital cinema business (collectively, our “Digital Cinema Assets”) may be affected by future advances in technology and changes in customer demands. We cannot assure you that there will be continued demand for our Digital Cinema Assets. Our profitability depends largely upon the continued use of digital presentations at theatres. Although we have entered into long term agreements with major motion picture studios and independent studios (the “Studio Agreements”), there can be no assurance that these studios will continue to distribute digital content to movie theatres. If the development of digital presentations and changes in the way digital files are delivered does not continue or technology is used that is not compatible with our Systems, there may be no viable market for our Systems and related products. Any reduction in the use of our Systems and related products resulting from the development and deployment of new technology may negatively impact our revenues and the value of our Systems.

The demand for our entertainment software will be affected, in large part, by future advances in technology and changes in customer demands. Our success will also depend on our ability to address the increasingly sophisticated and varied needs of our existing and prospective customers.

We have concentration in our business with respect to our major motion picture studio customers, and the loss of one or more of our largest studio customers could have a material adverse effect on us.

Our Studio Agreements account for a significant portion of our revenues.  Together these studios generated 63%, 56%, 8%, 25% and 45% of Phase 1 DC's, Phase 2 DC's, Software's, the Services segment's, and our consolidated revenues, respectively, for the fiscal year ended March 31, 2013.

The Studio Agreements are critical to our business.  If some of the Studio Agreements were terminated prior to the end of their terms or found to be unenforceable, or if our Systems are not upgraded or enhanced as necessary, or if we had a material failure of our Systems, it may have a material adverse effect on our revenue, profitability, financial condition and cash flows.  The Studio Agreements also generally provide that the VPF rates and other material terms of the agreements may not be more favorable to one studio as compared to the others.

Termination of the MLAs and MLAAs could damage our revenue and profitability.

The master license agreements with each of our licensed exhibitors (the “MLAs”) are critical to our business as are master license administrative agreements (the "MLAAs"). The MLAs have terms which expire in 2020 through 2022 and provide the exhibitor with an option to purchase our Systems or to renew for successive one year periods up to ten years thereafter. The MLAs also require our suppliers to upgrade our Systems when technology necessary for compliance with DCI Specification becomes commercially available and we may determine to enhance the Systems which may require additional capital expenditures.  If any one of the MLAs were terminated prior to the end of its term, not renewed at its expiration or found to be unenforceable, or if our Systems are not upgraded or enhanced as necessary, it would have a material adverse effect on our revenue, profitability, financial condition and cash flows. Additionally, termination of MLAAs could adversely impact our servicing business.

We have concentration in our business with respect to our major licensed exhibitors, and the loss of one or more of our largest exhibitors could have a material adverse effect on us.

Over 63% of Phase 1 DC's Systems and 19% of total systems are under MLA in theatres owned or operated by one large exhibitor.  The loss of this exhibitor or another of our major licensed exhibitors could have a negative impact on the aggregate receipt of VPF revenues as a result of the loss of any associated MLAs.  Although we do not receive revenues from licensed exhibitors and we have attempted to limit our licenses to only those theatres which we believe are successful, each MLA with our licensed exhibitors is important, depending on the number of screens, to our business since VPF revenues are generated based on screen turnover at theatres.  If the MLA with a significant exhibitor was terminated prior to the end of its term, it would have a material adverse effect on our revenue, profitability, financial condition and cash flows.  There can be no guarantee that the MLAs with our licensed exhibitors will not be terminated prior to the end of its term.

An increase in the use of alternative movie distribution channels and other competing forms of entertainment could drive down movie theatre attendance, which, if causing significant theatre closures or a substantial decline in motion picture production, may lead to reductions in our revenues.

Various exhibitor chains which are the Company's distributors face competition for patrons from a number of alternative motion picture distribution channels, such as DVD, network and syndicated television, video on-demand, pay-per-view television and downloading utilizing the Internet. These exhibitor chains also compete with other forms of entertainment competing for patrons' leisure time and disposable income such as concerts, amusement parks and sporting events. An increase in popularity of these alternative movie distribution channels and competing forms of entertainment could drive down movie theatre attendance and potentially cause certain of our exhibitors to close their theatres for extended periods of time. Significant theatre closures could in turn have a negative impact on the aggregate receipt of our VPF revenues, which in turn may have a material adverse effect on our business and ability to service our debt.

An increase in the use of alternative movie distribution channels could also cause the overall production of motion pictures to decline, which, if substantial, could have an adverse effect on the businesses of the major studios with which we have Studio Agreements. A decline in the businesses of the major studios could in turn force the termination of certain Studio Agreements prior to the end of their terms. The Studio Agreements with each of the major studios are critical to our business, and their early termination may have a material adverse effect on our revenue, profitability, financial condition and cash flows.

The acquisition restrictions contained in our certificate of incorporation which are intended to help preserve our net operating losses, may not be effective or may have unintended negative effects.

We have experienced, and may continue to experience, substantial operating losses, and under Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), and rules promulgated by the Internal Revenue Service, we may “carry forward” these net operating losses (“NOLs”) in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, we believe that we will be able to carry forward a significant amount of the NOLs, and therefore these NOLs could be a substantial asset to us. If, however, we experience a Section 382 ownership change, our ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

To reduce the likelihood of an ownership change, we have established acquisition restrictions in our certificate of incorporation. The acquisition restrictions in our certificate of incorporation are intended to restrict certain acquisitions of our Common Stock to help preserve our ability to utilize our NOLs by avoiding the limitations imposed by Section 382 and the related Treasury regulations. The acquisition restrictions are generally designed to restrict or deter direct and indirect acquisitions of our Common Stock if such acquisition would result in a shareholder becoming a “5-percent shareholder” (as defined by Section 382 and the related Treasury regulations) or increase the percentage ownership of Company stock that is treated as owned by an existing 5-percent shareholder.

Although the acquisition restrictions are intended to reduce the likelihood of an ownership change that could adversely affect us, we can give no assurance that such restrictions would prevent all transfers that could result in such an ownership change. In particular, we have been advised by our counsel that, absent a court determination, there can be no assurance that the acquisition restrictions will be enforceable against all of our shareholders, and that they may be subject to challenge on equitable grounds. In particular, it is possible that the acquisition restrictions may not be enforceable against the shareholders who voted against or abstained from voting on the restrictions at our 2009 annual meeting of stockholders.

Under certain circumstances, our Board may determine it is in the best interest of the Company to exempt certain 5-percent shareholders from the operation of the acquisition restrictions, if a proposed transaction is determined not to be detrimental to the Company's utilization of its NOLs.

The acquisition restrictions also require any person attempting to become a holder of 5% or more of our Common Stock, as determined under Section 382, to seek the approval of our Board. This may have an unintended “anti-takeover” effect because our Board may be able to prevent any future takeover. Similarly, any limits on the amount of stock that a stockholder may own could have the effect of making it more difficult for stockholders to replace current management. Additionally, because the acquisition restrictions have the effect of restricting a stockholder's ability to dispose of or acquire our Common Stock, the liquidity and market value of our Common Stock might suffer. The acquisition restrictions may be waived by our Board. Stockholders are advised to monitor carefully their ownership of our Common Stock and consult their own legal advisors and/or Company to determine whether their ownership of our Common Stock approaches the proscribed level.

The occurrence of various events may adversely affect the ability of the Company to fully utilize NOLs.

The Company has a substantial amount of NOLs for U.S. federal income tax purposes that are available both currently and in the future to offset taxable income and gains. Events outside of our control may cause us to experience a Section 382 ownership change, and limit our ability to fully utilize such NOLs.

In general, an ownership change occurs when, as of any testing date, the percentage of stock of a corporation owned by one or more “5-percent shareholders,” as defined in the Section 382 and the related Treasury regulations, has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders at any time during the three-year period preceding such date. In general, persons who own 5% or more of a corporation's stock are 5-percent shareholders, and all other persons who own less than 5% of a corporation's stock are treated, together, as a single, public group 5-percent shareholder, regardless of whether they own an aggregate of 5% or more of a corporation's stock. If a corporation experiences an ownership change, it is generally subject to an annual limitation, which limits its ability to use its NOLs to an amount equal to the equity value of the corporation multiplied by the federal long-term tax-exempt rate.

If we were to experience an ownership change, we could potentially have, in the future, higher U.S. federal income tax liabilities than we would otherwise have had and it may also result in certain other adverse consequences to us. Therefore, we have adopted the acquisition restrictions set forth in Article Fourth of our certificate of incorporation in order to reduce the likelihood that we will experience an ownership change under Section 382. There can be no assurance, however, that these efforts will deter or prevent the occurrence of an ownership change and the adverse consequences that may arise therefrom, as described above under the risk factor titled “The acquisition restrictions contained in our certificate of incorporation, which are intended to help preserve our net operating losses, may not be effective or may have unintended negative effects.”

Our revenues and earnings are subject to market downturns.

Our revenues and earnings may fluctuate significantly in the future. General economic or other conditions could cause lower than expected revenues and earnings within our digital cinema, technology or content and entertainment businesses. The global economic turmoil of recent years has caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, an unprecedented level of intervention from the U.S. federal government and other foreign governments, decreased consumer confidence, overall slower economic activity and extreme volatility in credit, equity and fixed income markets. While the ultimate outcome of these events cannot be predicted, a decrease in economic activity in the U.S. or in other regions of the world in which we do business could adversely affect demand for our movies, thus reducing our revenue and earnings. While stabilization has continued, it remains a slow process and the global economy remains subject to volatility. Moreover, financial institution failures may cause us to incur increased expenses or make it more difficult either to financing of any future acquisitions, or financing activities. Any of these factors could have a material adverse effect on our business, results of operations and could result in significant additional dilution to shareholders.

Economic conditions could materially adversely affect the Company.

The Company's operations and performance could be influenced by worldwide economic conditions.  Uncertainty about current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for the Company's products and services.  Other factors that could influence demand include continuing increases in fuel and other energy costs, conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer spending behavior.  These and other economic factors could have a material adverse effect on demand for the Company's products and services and on the Company's financial condition and operating results.  Uncertainty about current global economic conditions could also continue to increase the volatility of the Company's stock price.

Changes to existing accounting pronouncements or taxation rules or practices may affect how we conduct our business and affect our reported results of operations.

New accounting pronouncements or tax rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. A change in accounting pronouncements or interpretations or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Changes to existing rules and pronouncements, future changes, if any, or the questioning of current practices or interpretations may adversely affect our reported financial results or the way we conduct our business.

Risks relating to the offering

The liquidity of the Common Stock is uncertain; the limited trading volume of the Common Stock may depress the price of such stock or cause it to fluctuate significantly.

Although the Common Stock is listed on Nasdaq, there has been a limited public market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop.  As a result, you may not be able to sell your shares of Common Stock in short time periods, or possibly at all.  The absence of an active trading market may cause the price per share of the Common Stock to fluctuate significantly.

Substantial resales or future issuances of the Common Stock could depress our stock price.

The market price for the Common Stock could decline, perhaps significantly, as a result of resales or issuances of a large number of shares of the Common Stock in the public market or even the perception that such resales or issuances could occur, including resales of the shares being registered hereunder pursuant to the registration statement of which this prospectus supplement is a part.  In addition, we have outstanding a substantial number of options, warrants and other securities convertible into shares of Common Stock that may be exercised in the future.  Certain holders of our securities, including with respect to shares of Common Stock issuable in exchange for warrants, have demand and piggy-back registration rights.  These factors could also make it more difficult for us to raise funds through future offerings of our equity securities.

You will incur substantial dilution as a result of certain future equity issuances.

We have a substantial number of options, warrants and other securities currently outstanding which may be immediately converted into shares of Common Stock.  To the extent that these options, warrants or similar securities are exercised or converted, or to the extent we issue additional shares of Common Stock in the future, as the case may be, there will be further dilution to holders of shares of the Common Stock.

Our issuance of preferred stock could adversely affect holders of Common Stock.

Our board of directors is authorized to issue series of preferred stock without any action on the part of our holders of Common Stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our Common Stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our Common Stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our Common Stock, the rights of holders of our Common Stock or the price of our Common Stock could be adversely affected.

Provisions of our certificate of incorporation and Delaware law could make it more difficult for a third party to acquire us.

Provisions of our certificate of incorporation, as well as of Section 203 of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.

Our certificate of incorporation authorizes the issuance of 15,000,000 shares of preferred stock.  The terms of our preferred stock may be fixed by the company’s board of directors without further stockholder action.  The terms of any outstanding series or class of preferred stock may include priority claims to assets and dividends and special voting rights, which could adversely affect the rights of holders of Common Stock.  Any future issuance(s) of preferred stock could make the takeover of the company more difficult, discourage unsolicited bids for control of the company in which our stockholders could receive premiums for their shares, dilute or subordinate the rights of holders of Common Stock and adversely affect the trading price of the Common Stock.   In addition, as described above in the risk factor titled “The acquisition restrictions contained in our certificate of incorporation, which are intended to help preserve our net operating losses, may not be effective or may have unintended negative effects,”

the acquisition restrictions in our certificate of incorporation also contain mechanisms by which any person attempting to become a holder of 5% or more of our Common Stock may seek advance approval from our Board.

Under Section 203 of the DGCL, Delaware corporations whose securities are listed on a national securities exchange, like Nasdaq, may not engage in business combinations such as mergers or acquisitions with any interested stockholders, defined as an entity or person beneficially owning 15% or more of our outstanding Common Stock without obtaining certain prior approvals.  As a result of the application of Section 203, potential acquirers of the company may be discouraged from attempting to effect an acquisition transaction with the company, thereby depriving holders of the company’s securities of opportunities to sell or otherwise dispose of the securities at prices above prevailing market prices.

We may not be able to maintain the listing of our Common Stock on Nasdaq, which may adversely affect the ability of purchasers of Class A Common Stock in this offering to resell their securities in the secondary market.

If the Company were unable to meet the continued listing criteria of Nasdaq and the Common Stock became delisted, trading of the Common Stock could thereafter be conducted in the over-the-counter markets in the OTC Pink, also known as “pink sheets” or, if available, on the OTC Bulletin Board. In such case, an investor would likely find it more difficult to dispose of, or to obtain accurate market quotations for, the Common Stock. In addition, the failure of our Common Stock to continue to be listed on the Nasdaq could adversely impact the market price for the Common Stock.

We have no present intention of paying dividends on our Common Stock.

We have never paid any cash dividends on our Common Stock and have no present plans to do so.

USE OF PROCEEDS

We will receive no proceeds from the sale of any of or all of the shares being offered by the selling security holders under this prospectus. However, we will receive proceeds if any selling security holders exercise their warrants and the exercise price is paid in cash.

SELLING STOCKHOLDERS

The following table sets forth as of February 7, 2014, certain information with respect to the beneficial ownership of the Common Stock as to each selling stockholder listed below (collectively, the “Selling Stockholders”).

	Shares Beneficially Owned Prior to Offering		Shares which may be offered Pursuant to this Offering	Shares Beneficially Owned After Offering

Name	Number	Percent (a)	Number	Number (b)	Percent (a)
Fifth Third Bank as Custodian of Ronald L. Chez IRA	6,287,578(c)	9.6%	2,373,601	3,913,977	6.0%

Richard & Carol Riley Family Trust	65,625(d)	*	65,625	0	--

Bryant & Carleen Riley JTWROS	78,750(e)	*	78,750	0	--

Robert Antin Children Irrevocable Trust	52,500(f)	*	52,500	0	--

Blue Opportunity Fund, LP	52,500(g)	*	52,500	0	--

Sabra Investments, LP	772,500(h)	1.2%	52,500	720,000	1.1%

Zvi Rhine	1,138,675(i)	1.8%	26,250	1,112,425	1.7%

Andrew C. Hart IRA	392,843(j)	*	65,625	327,218	*

Atocha Land LLC	65,625(k)	*	65,625	0	--

TTIG Capital Management LLC	294,812(l)	*	65,625	229,187	*
___________________
*	Less than 1%
(a)
Applicable percentage of ownership is based on 64,565,196 shares of Common Stock outstanding as of  February 7, 2014 together with all applicable options, warrants and other securities convertible into shares of Common Stock for the named stockholder.  Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares.  Shares of Common Stock subject to options, warrants or other convertible securities exercisable within 60 days after February 7, 2014 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person.  Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares shown.

(b)	Assumes sale of all shares offered under this prospectus.
(c)
Includes shares owned by Ronald L. Chez individually and by Ronald L Chez IRA and includes 975,000 shares subject to currently exercisable warrants. Ronald L. Chez has voting and dispositive control over such securities.

(d)	Consists of shares subject to currently exercisable warrants. Richard Riley, as trustee, has voting and dispositive control over such securities.
(e)	Consists of shares subject to currently exercisable warrants. See Footnote (f).

(f)	Consists of shares subject to currently exercisable warrants. Bryant Riley, as trustee, has voting and dispositive control over such securities.
(g)	Consists of shares subject to currently exercisable warrants. Adam Epstein, as managing member, has voting and dispositive control over such securities.
(h)	Includes 52,500 shares subject to currently exercisable warrants. Zvi Rhine has voting and dispositive control over such securities.
(i)	Includes 26,250 shares subject to currently exercisable warrants.
(j)
Includes: (i) 130,594 shares owned by Andrew C. Hart individually, (ii) 76,624 shares held in Mr. Hart’s Roth IRA account, (iii) 120,000 shares held by the Hart Family Irrevocable Trust DTD 12/04/05 of which Mr. Hart is a guarantor, and (iv) 65,625 shares subject to warrants held by Mr. Hart’s IRA. Andrew C. Hart has voting and dispositive control over such securities.

(k)
Consists of 65,625 shares subject to currently exercisable warrants. Thomas J. Cirito, as manager,  has voting and dispositive control over such securities and owns an additional 229,187 shares individually.

(l)	Includes 62,625 shares subject to currently exercisable warrants. Thomas Woolston and Hyunhee Woolston have shared voting and dispositive control over such securities.

No selling stockholder has held a position as a director or officer nor has had a material relationship with us or any of our affiliates, or our or their predecessors, within the past three years.

In October 2013, the Company issued, in private placements, (i) to Ronald L. Chez 1,398,601 shares of Common Stock and (ii) to the selling stockholders listed above, warrants to purchase an aggregate of 1,500,000 shares of Common Stock.  In connection with these transactions, we agreed to register the resale of the shares of Common Stock so issued and issuable upon exercise of  such warrants, resulting in the offering under this prospectus.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the Purchasers of shares, from the Purchasers) in amounts to be negotiated.  The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the Purchasers.  Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this Registration Statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission.  If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act.  The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the offered shares of the Common Stock has been passed on for us by Kelley Drye & Warren LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Cinedigm Corp., formerly known as Cinedigm Digital Cinema Corp., as of March 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive loss, stockholders’ deficit and cash flows for each of the years in the two-year period ended March 31, 2013 have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report, which is incorporated by reference in this prospectus in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

INDEMNIFICATION AGAINST LIABILITY UNDER THE SECURITIES ACT

We are permitted to indemnify to the fullest extent now or hereafter permitted by law, each director, officer or other authorized representative of the Company who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an authorized representative of the  Company, against all expenses (including attorneys’ fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however that this provision shall not eliminate or limit the liability of a director to the extent that such elimination or liability is expressly prohibited by the Delaware General Corporation Law as in effect at the time of the alleged breach of duty by such director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to any arrangement, provision or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

2,898,601 Shares

Class A Common Stock

PROSPECTUS

February 10, 2014